EXHIBIT I

December 10, 2014

Mohamad Ali

David Friend

Todd Krasnow

Pravin Vazirani

Carbonite, Inc.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Re:	Proposal to Purchase Carbonite, Inc.

Dear Gentlemen:

It has been more than a week since we presented our compelling proposal to acquire Carbonite, Inc. (“Carbonite”). We have been keeping abreast of the news surrounding Carbonite and have been looking forward to a response to our proposal that would allow us to commence confirmatory due diligence and/or participate in a process that will deliver greater near-term value to stockholders than our proposal to acquire all Carbonite shares for $15.00 in cash.

Although we were surprised at the timing (one day after our proposal was received) and the cost (approximately $7.5 million, or more than approximately $0.26 per share assuming stockholders get no more than our proposed price) of Mr. Ali’s hiring, we are optimistic that his strong background in strategy and deal-making make him particularly well-suited to oversee a sale to us and/or a process whereby all stockholders will receive even greater value by selling at a higher price to another buyer. We trust that Mr. Ali’s hiring will not slow down any process.

We also noted with interest the letters from Engine Capital, L.P. and Discovery Equity Partners, L.P. that make clear that j2 Global, Inc.’s (“j2”) desire to see stockholder value in Carbonite, including our own, maximized in the near term is shared by other large Carbonite stockholders. j2 patiently waited from August 2012 until December 2014 for Carbonite to deliver value to its stockholders through organic growth and market price validation. That did not happen and we believe that the vast majority of Carbonite stockholders believe that the time to deliver value to j2 and our fellow Carbonite stockholders is past due.

We look forward to hearing from Carbonite in the very near term to commence negotiations or establish a program for j2 to participate in a value maximizing sale process for Carbonite.

Sincerely,

Richard S. Ressler, Chairman
j2 Global, Inc.